UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CIT Group Inc.

File No. 1-31369 - CF#27227

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      CIT Group Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011, as amended.

      Based on representations by **CIT Group Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.35   through June 30, 2019

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Christian Windsor
          Special Counsel